Interim Consolidated Financial Statements of

SMART Technologies Inc.

Three months ended June 30, 2015 and 2014

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

	Three months ended June 30,
	2015	2014
Revenue	$98,737	$137,499
Cost of sales	62,487	74,605

Gross margin	36,250	62,894

Operating expenses
Selling, marketing and administration	24,791	28,045
Research and development	11,138	12,752
Depreciation and amortization	2,469	3,077
Restructuring costs	211	2,287

	38,609	46,161

Operating (loss) income	(2,359)	16,733

Non-operating expenses (income)
Interest expense	4,682	5,064
Foreign exchange gain	(1,965)	(4,586)
Other income	(121)	(550)

	2,596	(72)

(Loss) income before income taxes	(4,955)	16,805
Income tax (recovery) expense
Current	411	0
Deferred	(3,159)	4,671

	(2,748)	4,671

Net (loss) income	$(2,207)	$12,134

(Loss) earnings per share
Basic	$(0.02)	$0.10
Diluted	$(0.02)	$0.10

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive (Loss) Income (unaudited)

(thousands of U.S. dollars)

	Three months ended June 30,
	2015	2014
Net (loss) income	$(2,207)	$12,134
Other comprehensive loss
Unrealized gains (losses) on translation of consolidated financial statements to U.S. dollar reporting currency	207	(869)
Unrealized losses on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $190 for the three months ended June 30, 2015 (2014 - $84)	(756)	(1,246)
Reclassification of cumulative currency translation adjustments relating to liquidated subsidiary to Other income, net of income taxes of $0 for the three months ended June 30, 2014	—	(422)

	(549)	(2,537)

Total comprehensive (loss) income	$(2,756)	$9,597

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars, except number of shares)

	June 30, 2015	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$36,412	$54,465
Trade receivables, net of allowance for receivables of $4,434 and $4,392	71,356	61,584
Other current assets	7,066	6,466
Income taxes recoverable	7,824	7,432
Inventory	74,098	51,638
Deferred income taxes	9,376	8,052

	206,132	189,637

Property and equipment	54,268	54,745
Deferred income taxes	10,664	8,304
Deferred financing fees	2,286	2,462
Other long-term assets	601	603

	$273,951	$255,751

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$34,215	$18,678
Accrued and other current liabilities	47,503	44,340
Deferred revenue	13,556	13,134
Current portion of capital lease obligation	1,148	1,103
Current portion of long-term debt	10,938	10,156

	107,360	87,411

Long-term debt	93,613	96,342
Capital lease obligation	54,775	53,818
Deferred revenue	13,340	11,787
Other long-term liabilities	1,016	938

	270,104	250,296
Commitments and contingencies
Shareholders’ equity
Share capital
Common Shares—no par value; unlimited shares authorized; outstanding 122,429,920 and 122,190,913	696,465	696,151
Treasury Shares—outstanding 410,502	(840)	(840)
Accumulated other comprehensive income	2,123	2,672
Additional paid-in capital	49,464	48,630
Deficit	(743,365)	(741,158)

	3,847	5,455

	$273,951	$255,751

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Equity (Deficit) (unaudited)

(thousands of U.S. dollars)

	Three months ended June 30,
	2015	2014
Share capital stated amount
Balance, beginning of period	$695,311	$694,041
Participant Equity Loan Plan	2	121
Shares issued under stock plans	312	736

Balance, end of period	695,625	694,898

Accumulated other comprehensive income (loss)
Balance, beginning of period	2,672	(1,464)
Other comprehensive loss	(549)	(2,537)

Balance, end of period	2,123	(4,001)

Additional paid-in capital
Balance, beginning of period	48,630	43,738
Stock-based compensation expense	1,146	1,188
Shares issued under stock plans	(312)	(730)

Balance, end of period	49,464	44,196

Deficit
Balance, beginning of period	(741,158)	(765,286)
Net (loss) income	(2,207)	12,134

Balance, end of period	(743,365)	(753,152)

Total shareholders’ equity (deficit)	$3,847	$(18,059)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three months ended June 30,
	2015	2014
Cash provided by (used in)
Operations
Net (loss) income	$(2,207)	$12,134
Adjustments to reconcile net (loss) income to cash used in operating activities
Depreciation and amortization	3,454	4,838
Amortization of deferred financing fees	235	262
Non-cash interest expense on long-term debt	396	242
Non-cash (recovery) expense in other long-term liabilities	(6)	2
Stock-based compensation expense	1,146	1,188
Unrealized gain on foreign exchange	(2,187)	(5,044)
Deferred income tax (recovery) expense	(3,159)	4,671
Gain on liquidation of foreign subsidiary	—	(422)
Trade receivables	(8,662)	(6,749)
Other current assets	(1,010)	962
Inventory	(21,520)	9,203
Income taxes recoverable and payable	(406)	(1,270)
Accounts payable, accrued and other current liabilities	17,538	(18,770)
Deferred revenue	1,408	(11,186)

Cash used in operating activities	(14,980)	(9,939)

Investing
Capital expenditures	(1,344)	(2,891)
Proceeds from sale of long-lived assets	—	91

Cash used in investing activities	(1,344)	(2,800)

Financing
Repayment of credit facilities and long-term borrowings	(2,344)	(2,344)
Financing fees recovered	—	3
Repayment of capital lease obligation	(279)	(293)
Participant Equity Loan Plan, net	4	129
Common shares issued	—	6

Cash used in financing activities	(2,619)	(2,499)
Effect of exchange rate changes on cash and cash equivalents	890	144

Net decrease in cash and cash equivalents	(18,053)	(15,094)
Cash and cash equivalents, beginning of period	54,465	58,146

Cash and cash equivalents, end of period	$36,412	$43,052

Cash and cash equivalents are comprised as follows
Cash	$23,435	$29,747
Cash equivalents	12,977	13,305

	$36,412	$43,052

Supplemental cash flow disclosures
Interest paid	$3,532	$3,830
Income taxes paid	$554	$3,829
Amount of non-cash capital expenditures in accounts payable and accrued and other current liabilities	$485	$804

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited consolidated financial statements except as discussed below. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2015, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Revenue recognition for arrangements with multiple deliverables

In the year ended March 31, 2014, the Company decreased the period over which deferred revenue for technical support services and unspecified software upgrades is amortized. The Company determined that this adjustment was a change in accounting estimate and accounted for the change prospectively commencing from September 24, 2013. The Company concluded that the support period for these sales ended on March 31, 2015. Therefore, there is no continuing impact on operating income and net income subsequent to March 31, 2015. For the three months ended June 30, 2014 the effect of this change on operating income and net income was an increase of $9,847 and $7,385, respectively and the impact on earnings per share was an increase of $0.06 on a basic and diluted basis.

(b) Recent accounting guidance not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a comprehensive new revenue recognition standard which will supersede previous existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption is not permitted prior to fiscal periods beginning after December 15, 2016. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In April 2015, the FASB issued a new accounting standard update to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted for financial statements that have not been previously issued. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued a new accounting standards update on the topic of internal-use software. The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. The amendments are effective for annual reporting periods beginning after December 16, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

In June 2015, the FASB issued a new accounting standard update for technical corrections and improvements that affect a wide variety of topics in the codification. The amendments in this update correct unintended application of guidance, make minor improvements and provide clarification to the codification. The amendments that require transition guidance are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

2. Restructuring costs

(a) Fiscal 2015 March restructuring

At the end of fiscal 2015, the Company completed a reorganization which merged the existing Education and Enterprise segments, effective April 1, 2015. Certain functions that were previously distinct to the Education and Enterprise segments were centralized at the corporate level. The restructuring plan included outsourcing of the Company’s information technology function. The restructuring plan is expected to be substantially completed in the second quarter of fiscal 2016.

Changes in the accrued restructuring obligation associated with the fiscal 2015 March restructuring activities were as follows:

	Three months ended June 30, 2015
	Employee Termination Costs	Other Restructuring Costs	Total
Balance at beginning of period	$4,066	$31	$4,097
Restructuring costs paid	(1,739)	(31)	(1,770)
Currency translation adjustment	99	—	99

Balance at end of period	$2,426	$—	$2,426

At June 30, 2015, the accrued fiscal 2015 March restructuring obligation of $2,426 (March 31, 2015—$4,097) was included in accrued and other current liabilities.

(b) Other restructuring activities

Other fiscal 2012 to fiscal 2015 restructuring activities included the closure of the Ottawa business location, the exit of the optical touch sensor business for desktop displays and restructuring of NextWindow, increased focus on target markets, streamlined corporate support functions and cost reductions, the transfer of interactive display assembly operations to contract manufacturers and a change in business focus for specific regions including movement to a leaner organizational structure with additional reliance placed on key channel partners. Restructuring plans initiated by the Company in fiscal 2012 and 2013 have been completed.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

Changes in the accrued restructuring obligation associated with the other restructuring activities were as follows:

	Three months ended June 30, 2015
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of period	$1,044	$217	$9	$1,270
Restructuring costs paid	(253)	—	—	(253)
Adjustments	(34)	245	—	211
Currency translation adjustment	26	(17)	—	9

Balance at end of period	$783	$445	$9	$1,237

	Three months ended June 30, 2014
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of period	$5,191	$4,129	$—	$9,320
Restructuring costs incurred	1,880	—	731	2,611
Accretion expense	—	7	—	7
Restructuring costs paid	(1,353)	(484)	(192)	(2,029)
Adjustments	(115)	(174)	(42)	(331)
Currency translation adjustment	267	148	8	423

Balance at end of period	$5,870	$3,626	$505	$10,001

The Company has incurred total restructuring costs to date of $41,992, comprised of employee termination benefits of $27,543, facilities costs of $11,937 and other restructuring costs of $2,512 for the other restructuring activities discussed above.

At June 30, 2015, $997 (March 31, 2015 – $1,113) of the accrued and other restructuring obligation was included in accrued and other current liabilities and $240 (March 31, 2015 – $157) was included in other long-term liabilities.

3. Inventories

The components of inventories were as follows:

	June 30, 2015	March 31, 2015
Finished goods	$77,354	$54,318
Raw materials	492	803
Provision for obsolescence	(3,748)	(3,483)

	$74,098	$51,638

The provision for obsolescence is related to finished goods and raw materials inventory.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

4. Property and equipment

The components of property and equipment were as follows:

	June 30, 2015	March 31, 2015
Cost
Asset under capital lease, net	$47,256	$46,030
Information systems, hardware and software	57,894	56,054
Assembly equipment, furniture, fixtures and other	30,790	28,780
Assets under construction	773	1,082

	$136,713	$131,946
Accumulated depreciation and amortization
Asset under capital lease, net	$6,280	$5,424
Information systems, hardware and software	51,284	48,741
Assembly equipment, furniture, fixtures and other	24,881	23,036

	$82,445	$77,201
Net book value
Asset under capital lease, net	$40,976	$40,606
Information systems, hardware and software	6,610	7,313
Assembly equipment, furniture, fixtures and other	5,909	5,744
Assets under construction	773	1,082

	$54,268	$54,745

5. Accrued and other current liabilities

The components of accrued and other current liabilities were as follows:

	June 30, 2015	March 31, 2015
Accrued warranty and related costs	$11,555	$11,448
Accrued compensation and employee benefits	7,251	8,418
Accrued restructuring liabilities	3,423	5,210
Inventory accrual	6,675	3,384
Other current liabilities	18,599	15,880

	$47,503	$44,340

6. Product warranty

Changes in the accrued warranty obligation, which is included in accrued and other current liabilities, were as follows:

	Three months ended June 30,
	2015	2014
Balance at beginning of period	$11,448	$17,775
Actual warranty costs incurred	(2,133)	(1,966)
Warranty provision	1,979	2,104
Currency translation adjustment	261	626

Balance at end of period	$11,555	$18,539

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

7. Long-term debt and credit facilities

The components of long-term debt were as follows:

	June 30, 2015	March 31, 2015
Term loan	$108,594	$110,938
Unamortized debt discount	(4,043)	(4,440)
Current portion of long-term debt	(10,938)	(10,156)

	$93,613	$96,342

All debt and credit facilities are U.S. dollar facilities.

The Term loan matures on January 31, 2018 and currently bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25%. The Company also has a $50,000 asset-based loan (the “ABL”) that bears interest at LIBOR plus 2.5%. The ABL matures on July 31, 2017 and was undrawn as of June 30, 2015. The Company has outstanding letters of credit totaling $1,000 at June 30, 2015 (March 31, 2015—$1,000). These letters of credit were undrawn as of June 30, 2015; however, they reduce the amount available to the Company under the ABL.

8. Share capital

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series.

The share capital activity was as follows:

	Stated amount	Shares outstanding
Common Shares
Balance March 31, 2015	$696,151	122,190,913
Participant Equity Loan Plan	2	—
Shares issued under stock plan	312	239,007

Balance, June 30, 2015	$696,465	122,429,920

Treasury Shares
Balance, March 31, 2015	$(840)	(410,502)

Balance, June 30, 2015	$(840)	(410,502)

Total share capital	$695,625	122,019,418

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

9. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows:

	Three months ended June 30,
	2015	2014
(Loss) income before income taxes	$(4,955)	$16,805
Combined tax rate	26.50%	25.00%

Expected income tax (recovery) expense	$(1,313)	$4,201
Adjustments
Non-deductible, non-taxable items	(8)	500
Variation in foreign tax rates	(1,174)	355
Change in valuation allowance	97	(103)
Investment tax credits – current year	(423)	(674)
Other	73	392

Income tax (recovery) expense	$(2,748)	$4,671

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in various jurisdictions are conducting examinations of local tax returns for various taxation years ending after March 31, 2007. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

10. Earnings per share amounts

Basic earnings per share is computed based on the weighted average number of Common Shares outstanding during the period. Diluted earnings per share is computed based on the weighted average number of Common Shares plus the effect of dilutive potential Common Shares outstanding during the period using the treasury stock method. Dilutive potential Common Shares include outstanding stock options, deferred share units and restricted share units.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

The components of basic and diluted earnings per share were as follows:

	Three months ended June 30,
	2015	2014
Net income available for common shareholders	$(2,207)	$12,134

Weighted-average shares outstanding	121,827,387	121,292,425
Effect of dilutive securities	—	6,051,037

Weighted-average diluted shares	121,827,387	127,343,462

Basic (loss) earnings per share	$(0.02)	$0.10
Diluted (loss) earnings per share	$(0.02)	$0.10

No dilutive securities were included in the diluted EPS calculation for the three months ended June 30, 2015 due to a net loss reported for the quarter. Anti-dilutive securities excluded from the calculations of diluted earnings per share were 329,157 for the three months ended June 30, 2014.

11. Commitments and contingencies

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

12. Segment disclosure

Effective April 1, 2015, the Company completed a reorganization which merged the existing Education and Enterprise sales and customer service teams into the new Solutions business unit, and established separate sales and customer service teams dedicated to the Company’s new line of products in the kapp business unit. Certain functions that were previously distinct to the individual Education and Enterprise segments were centralized at the corporate level. As a result of only the sales and customer service teams being dedicated to a specific business unit, no discreet financial information is available on a business unit basis. The existing NextWindow segment no longer earns revenue or incurs expenses as it enters the final stage of its wind down. Therefore, the Company no longer has individual business units that meet the criteria of an operating segment, and is now organized and managed as a single reportable operating segment.

Revenue information relating to the geographic locations in which the Company sells products, classified by the billing addresses of our customers, was as follows:

	Three months ended June 30,
	2015	2014
Revenue
United States	$64,062	$74,472
Canada	7,877	12,255
Europe, Middle East and Africa	24,648	32,630
Rest of World	2,150	18,142

	$98,737	$137,499

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

For the three months ended June 30, 2015, one customer accounted for 14% of total revenue. For the three months ended June 30, 2014, no customer accounted for more than 10% of total revenue.

13. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities, capital lease obligation and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce but do not entirely eliminate the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange gain in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors as described in

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

note 1(e) to the audited consolidated financial statements for the year ended March 31, 2015. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, partially mitigates this counterparty risk.

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active or inputs that are observable or can be corroborated by observable market data.

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$12,977	$—	$—	$12,977
Derivative instruments	—	108	—	108

Total assets	$12,977	$108	$—	$13,085

Liabilities
Derivative instruments	$—	$1,121	$—	$1,121

Total liabilities	$—	$1,121	$—	$1,121

March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$27,873	$—	$—	$27,873
Derivative instruments	—	639	—	639

Total assets	$27,873	$639	$—	$28,512

Liabilities
Derivative instruments	$—	$927	$—	$927

Total liabilities	$—	$927	$—	$927

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

(a) Fair value of derivative contracts

June 30, 2015
	Fair value	Contract expiry	Rates	Notional amounts of quantity	Buy/Sell
Foreign exchange forward derivative contracts	$(318)	July 2015 to Apr 2016	1.1294 - 1.2492	USD 10,500	Sell
	(58)	July 2015 to Apr 2016	1.3762 - 1.4341	EUR 15,000	Sell
	(637)	July 2015 to Feb 2016	1.7906 - 1.8670	GBP 6,500	Sell

$(1,013)

March 31, 2015
	Fair value	Contract expiry	Rates	Notional amounts of quantity	Buy/Sell
Foreign exchange forward derivative contracts	$(607)	Apr 2015 to Nov 2015	1.1294 - 1.2152	USD 7,000	Sell
	639	Apr 2015 to Dec 2015	1.4010 - 1.4938	EUR 20,000	Sell
	(320)	Apr 2015 to Nov 2015	1.7906 - 1.8354	GBP 5,500	Sell

$(288)

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. The fair value of foreign exchange derivative contracts of $108 is included in other current assets at June 30, 2015 (March 31, 2015 – $639). The fair value of foreign exchange derivative contracts of $1,121 is included in accrued and other current liabilities at June 30, 2015 (March 31, 2015 – $927). Changes in the fair value of these contracts are included in foreign exchange gain. The Company recorded a loss of $709 and a gain of $1,660 for the three months ended June 30, 2015 and 2014, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent our credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2015, and 2014

The carrying value and fair value of the Company’s long-term debt are as follows:

	June 30, 2015		March 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt, excluding debt discount	$108,594	$108,207	$110,938	$111,424

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

14. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.